THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue
Joseph M. Patricola, Esq.*+ #	Suite 9B2
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
# Licensed in DC	Virginia@SourlisLaw.com

VIA EDGAR CORRESPONDENCE

January 10, 2012

Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr.Jeffrey P. Riedler - Assistant Director
Mr. Daniel Greenspan, Esq., Commission Attorney
Ms. Rose Zukin, Esq., Commission Attorney

Re: Q Holdings, Inc.
Amendment No. 1 on Form 8-K/A
Filed December 9, 2011
File No. 000-52062

Dear Mr. Riedler, Mr. Greenspan and Ms. Zukin:

Below please find our responses to the Commission’s comment letter, dated December 27, 2011 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me at (732) 618-2843 if you have any questions regarding this matter.

Sincerely, The Sourlis Law Firm Joseph M. Patricola, Esq. Partner

Form 8-K/A filed December 9, 2011

Description of Business, page 5

1. We note your response to Comment 2 and reissue the comment in part. Please amend your Form 8-K/A to describe the following material terms of your license agreement with the University of Utah Research Foundation:

•	The potential aggregate milestones payable; and
•	A description of the sublicense fees payable under the agreement, expressed within a ten percent range (for example, “single digits,” “teens,” “twenties,” etc.).

You state in your amended Form 8-K that you will seek confidential treatment for portions of the license agreement. To the extent you request confidential treatment for the sublicense fee percentage, please note that we are not requesting you disclose the actual percentage of sublicense fee you will pay, and to the extent you may request confidential treatment related to milestone payments, please note that we are not requesting you disclose the actual amount of discrete milestone payments or the related milestone events.

We will not be in a position to resolve this outstanding comment until we have an opportunity to examine your amended 8-K and your related request for confidential treatment of portions of your agreement with the University of Utah Research Foundation.

Per SEC Comment #1, to the extent the Company has not requested a Confidential Treatment Request (“CTR”) with respect to certain terms of the License Agreement, additional disclosures have been added in accordance with the Commission’s request under the appropriate heading. Please be advised that a CTR has been filed with the Commission, and a courtesy copy was forwarded to your office in addition to the Office of the Secretary.

The Company notes and understands that the Commission may not be in a position to resolve this Comment until its review of the CTR together with the redacted Agreement and our response to this Comment. While we are of the opinion that this Comment has been comprehensively answered and should now be resolved, we respectfully await further communication from the Commission in this regard.

2. We note your response to Comment 3 and the associated disclosure under “Collaborations and Grant Funding” on page 10. Notwithstanding that the Company’s collaborations with Dr. Maragakis and Dr. Fischer do not involve any milestone or royalty payments or any form of written and signed agreement, other than material transfer agreements in the ordinary course of business, please expand your disclosure under this section to describe the nature of the arrangements you have with each of these collaborators. Your revised disclosure should make clear what each party provides to the collaboration, what their mutual rights, obligations and functions are, and what the respective parties’ rights are to any intellectual property conceived under or otherwise related to the collaboration efforts.

Per SEC Comment #2, the following disclosures have been added to the Current Report on Form 8-K, Amendment No. 2 as follows in the relevant section:

Agreement Terms of Maragakis Collaboration

With respect to the Maragakis collaboration, the Company provides technical expertise as well as product for testing and actively assists with experimental design and analysis. The Maragakis Laboratory provides its technical expertise and carries out experiments as mutually agreed with the Company. The Company maintains all rights to the Q-Cells product and new inventions therein. Upon the development of new intellectual property in which technologies outside of Q-Cells are involved, the Company has the right of first negotiation to obtain an exclusive license on such innovation with Johns Hopkins University.

Agreement Terms of Fischer Collaboration

As with the Maragakis collaboration, with respect to the Fischer collaboration, the Company provides technical expertise as well as product for testing and actively assists with experimental design and analysis. The Fischer Laboratory provides its technical expertise and carries out experiments as mutually agreed with the Company. The Company maintains all rights to the Q-Cells product and new inventions therein. Upon the development of new intellectual property in which technologies outside of Q-Cells are involved, the Company has the right of first negotiation to obtain an exclusive license on such innovation with Drexel University.

3. We note your response to Comment 6 and reissue the comment in part. Please file as an exhibit any written agreement between you and NIH, pursuant to Item 601(b)(10)(2)(ii) of Regulation S-K.

Per SEC Comment #3, in order to clarify the Company’s position with the Commission on this matter, the following disclosures have been added to the Current Report on Form 8-K, Amendment No. 2 as follows in the relevant section:

NIH and Neilsen Grants

The NIH grant was awarded for research funding and was issued directly to our collaborators. The NIH grant (1 U01 NS062713-01A1) has partially funded our collaboration with Dr. Maragakis’ laboratory, University of Utah and Goodwin Biotechnology; however the grant was not issued to our Company directly, but rather initially at the University of Utah and most recently transferred to Dr. Maragakis and Johns Hopkins University in November 2011. With respect to the NIH grant, our Company received from such grant a relatively small management fee (approximately $12,000 to $22,000 a year as a project management fee).

With respect to the Neilsen grant (#83892) that funded work on the spinal cord injury project in Dr. Fischer’s laboratory and at the University of Utah, such grant was issued to the University of Utah, and our Company received a portion of such amount for work on Q-Cell Characterization, paid to us by University of Utah utilizing their normal purchase order procedure.

With respect to the above-mentioned description as to how neither the NIH and Neilsen grants were awarded directly to the Company, please be advised that there are no agreements between the Registrant and either NIH or Nielsen with respect to any such grant endowments with the notable exception of the SBIR grant from NIH as discussed below. Disclosures have been added to the Current Report in order to clarify these points.

SBIR Grant

In addition to the NIH and Neilsen grants, the Company received a grant from SBIR. The SBIR grant (1-R43 NS067719-01) amounted to $118,355, for work done at the Company’s facility on generation of astrocyte restricted progenitor cells. A copy of this grant award to the Company is attached as Exhibit 99.8 to this 8-K Amendment No. 2.

4. We note your response to Comment 7 and reissue the comment. With respect to your agreements with Goodwin Biosciences, Inc. and the University of Utah, please disclose the following information:

•	The material obligations of each party, including any financial obligations;
•	The term of each agreement; and
•	The termination provisions of each agreement.

In addition, pursuant to Item 601(b)(10)(ii)(B), please file as exhibits the agreement between you and Goodwin Biosciences, Inc and the agreement currently in place between you and the University of Utah. Alternatively, please provide your analysis explaining why you are not substantially dependent upon these two contracts.

Per SEC Comment #4, the disclosures following this paragraph have been added to the relevant section of the Current Report on Form 8-K, Amendment No. 2. Please be advised that the Company does not deem the Agreement with GBI to be appropriate for disclosure for the following reasons: 1) this contract is imminently drawing to a near conclusion and is soon to be extinguished, rendering its disclosure moot and possibly misleading to investors, 2) GBI is a contract manufacturer, and 3) the Agreement is drafted in such a technically detailed and (presumably to a layperson) complex manner and contains such a high detail of confidential and proprietary information, that not only would its disclosure require an extensive CTR accompaniment, however its full or redacted disclosure would serve as non-utilitarian and possibly misleading to shareholders and investors alike. Due to the above-mentioned, we believe the disclosure of the Agreement is unnecessary pursuant to Item 601(b)(10)(ii)(B) as non-material and of no shareholder or investor use.

Manufacturing Agreement with the University of Utah

The Company is currently in the process of finalizing an agreement with the University of Utah that memorializes the manufacturing understanding between the parties. The Company anticipates that this Agreement will be finalized by the end of January 2012, upon which, the Company shall immediately file such Agreement as an exhibit to a Current Report on Form 8-K. That Agreement is intended to be filed in conjunction with a Confidential Treatment Request to protect sensitive and confidential information. Once the Agreement is finalized, the material terms of the Agreement as required by securities laws will be provided, with appropriate request for Confidential Treatment.

Manufacturing Agreement with Goodwin Biotechnology

The agreement with Goodwin Biotechnology encompasses contract research to achieve GMP production and conjugation of the antibody we use in cell purification for manufacture of Q-Cells. The Company has paid for the majority of these services, and the NIH grant is paying the remainder (~$350,000 in each of year 1 and year 2), which is ongoing now. Our Company has all rights to the products. The Agreement with Goodwin Biotechnology (“GBI”), which sets out obligations of GBI to provide process development and GMP manufacture and stability studies of the antibody originally provided by Q, is close to completion. The Company had already paid the fees for the earlier work done by GBI, and the NIH grant is paying for the ongoing work to completion. The Company can terminate the project at any time, subject to a cancellation penalty.

Directors, Executive Officers, Promoters and Control Persons and Corporate Governance;
Compliance with Section 16(a) of the Exchange Act, page 61

Board of Directors, page 62

5. We note your response to Comment 9 and reissue the comment in part. Please note that Item 401(e)(1) of Regulation S-K requires disclosure of the specific “qualifications, attribute or skills of directors and nominees” on an individual basis. It appears that you have only provided this information for Mr. Grebow. Please amend your Form 8-K/A to address the requirements of Item 401(e)(1). Your disclosure should address the specific experience, qualifications, attributes and skills of each director or nominee. Please note that the present disclosure of each individual’s business experience alone is not sufficient to comply with this requirement.

Per SEC Comment #5, please be advised that these disclosures have been revised to fully comply with Item 401(e)(1) of Regulation S-K.